
JM
Johnson Matthey

SUPPL

May 3, 2006


06013254


SEC MAIL PROCESSING
RECEIVED
MAY 9 - 2006
WASH, D.C.
160
SECTION

VIA CERTIFIED MAIL
<u>RETURN RECEIPT REQUESTED</u>
7004 2890 0002 4356 2284

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

Re: <u>Johnson Matthey PLC - File No. 82-2272</u>

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

PROCESSED
MAY 11 2006
THOMSON
FINANCIAL

1.	**Notification of Transactions of Directors/Persons**	**7 Apr 2006**
2.	**Notification of Transactions of Directors/Persons**	**7 Apr 2006**
3.	**News Release**	**11Apr 2006**
4.	**Notification of Transactions of Directors/Persons**	**20 Apr 2006**
5.	**Notification of Transactions of Directors/Persons**	**26 Apr 2006**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
Vice President & General Counsel

Enclosures
cc: S. A. Farrant (w/o encl.)

dlw 5/10

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3000, FAX: (610) 971-3022

Regulatory Announcement

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Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Director/PDMR Shareholding
Released	15:00 07-Apr-06
Number	2230B

JM Johnson Matthey

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

N A P Carson	(iii)
L C Pentz	(iii)
F K Sheffy	(i)

3. Name of person discharging managerial responsibilities/director:

N A P Carson
L C Pentz
F K Sheffy

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

8. State the nature of the transaction:

   Dividend reinvestment by the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	3
L C Pentz	40
F K Sheffy	15

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

    Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

    N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

    N/A

13. Price per share or value of transaction:

    £14.883

14. Date and place of transaction:

    1 February 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

16. Date issuer informed of transaction:

    6 April 2006

17. Date of grant:

18. Period during which or date on which it can be exercised:

19. Total amount paid (if any) for grant of the option:

20. Description of shares or debentures involved (class and number):

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

22. Total number of shares or debentures over which options held following notification:

23. Any additional information:

24. Name of contact and telephone for queries:

    Angela Purtill, Assistant Company Secretary
    020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

7 April 2006

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Director/PDMR Shareholding
Released	07:00 10-Apr-06
Number	2525B

JM Johnson Matthey

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

   (i)

3. Name of person discharging managerial responsibilities/director:

   F K Sheffy

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

8. State the nature of the transaction:

   Regular purchase of shares by the Trustee of the Johnson Matthey Salaried Employees

Savings Investment Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

18

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£15.01

14. Date and place of transaction:

6 April 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

16. Date issuer informed of transaction:

7 April 2006

17. Date of grant:

18. Period during which or date on which it can be exercised:

19. Total amount paid (if any) for grant of the option:

20. Description of shares or debentures involved (class and number):

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

22. Total number of shares or debentures over which options held following notification:

23. Any additional information:

24. Name of contact and telephone for queries:

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

7 April 2006

END

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JM
Johnson Matthey

Johnson Matthey is a speciality chemicals company focused on its core skills in: *Catalysts, Precious Metals and Fine Chemicals*

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News Release
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11th April 200

Johnson Matthey Announces Agreement with PolyFuel on Supply of Membranes for Portable Fuel Cell Market

Johnson Matthey and PolyFuel, Inc., have entered into an agreement for PolyFuel to provide Johnson Matthey with the PolyFuel hydrocarbon direct methanol fuel cell (DMFC) membrane intended for fuel cells to power portable devices. Johnson Matthey will use these membranes in the manufacture of catalyst coated membranes (CCMs) and membrane electrode assemblies (MEAs), which are the part of a fuel cell that transforms fuel into electricity.

Johnson Matthey is a leader in fuel cell catalysts, in marrying catalysts and membranes, and in engineering, manufacturing and selling the catalyst coated membranes and membrane electrode assemblies. Under the terms of the agreement Johnson Matthey Fuel Cells will be a PolyFuel "channel partner" and will purchase PolyFuel's DMFC hydrocarbon membranes to manufacture a variety of CCM and MEA products for the portable fuel cell market.

Dr. Jonathan Frost, Director of Johnson Matthey Fuel Cells said: "A high volume, portable fuel cell market will be an important driver in the development and widespread use of fuel cells in all applications. Strategically, this is an important business for us. Designers of methanol fuelled portable fuel cells feel that PolyFuel's membranes have advantages for their devices and now we can offer CCMs and MEAs that combine PolyFuel's hydrocarbon membranes with Johnson Matthey's strengths in catalysts and MEA design."

Jim Balcom, President and CEO of PolyFuel said: "This announcement is significant on several fronts. First, it serves notice to portable device manufacturers and fuel cell manufacturers that high-performance DMFC CCMs and MEAs will soon be available commercially, and from a top industry

Enquiries:

Johnson Matthey

Ian Godwin
Director, IR and Corporate Communications
020 7269 8410

The HeadLand Consultancy

Laura Hickman
020 7367 5227

PolyFuel

Jim Balcom
Chief Executive Officer
Via Hogarth Partnership

Hogarth Partnership

Nick Denton/Vanessa Orr
020 7357 9477

supplier as well. This should help to accelerate that market and encourage a widening of development efforts. Second, it signals a close collaboration between PolyFuel and Johnson Matthey that should result in impressive new developments in membrane, catalyst and MEA technology by virtue of their symbiosis. Third, to observers of PolyFuel, in combination with our recent disclosure that NEC and Sanyo are the first publicly announced users of our membranes, this demonstrates the momentum we are seeing in the market."

Balcom elaborated: "Our membrane is being closely evaluated by virtually every significant battery, fuel cell, and portable electronic manufacturer out there. Now, for the first time, these companies will have a choice to purchase this membrane either directly from PolyFuel or integrated into CCMs or MEAs from Johnson Matthey."

Regulatory Announcement

Go to market news section

Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Director/PDMR Shareholding
Released	13:44 20-Apr-06
Number	7474B

JM Johnson Matthey

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

N A P Carson	(iii)
P N Hawker	(iii)
D W Morgan	(iii)
L C Pentz	(iii)
W F Sandford	(i)
J N Sheldrick	(iii)
I F Stephenson	(i)

3. Name of person discharging managerial responsibilities/director:

   N A P Carson
   P N Hawker
   D W Morgan
   L C Pentz
   W F Sandford
   J N Sheldrick
   I F Stephenson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   Computershare Trustees Limited

8. State the nature of the transaction:

   Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	27
P N Hawker	27
D W Morgan	27
L C Pentz	24
W F Sandford	27
J N Sheldrick	27
I F Stephenson	27

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

    Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

    N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

    N/A

13. Price per share or value of transaction:

    £14.70

14. Date and place of transaction:

    19 April 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	50,946
P N Hawker	7,993
D W Morgan	36,284
L C Pentz	11,438
J N Sheldrick	63,348

16. Date issuer informed of transaction:

    20 April 2006

17. Date of grant:

    N/A

18. Period during which or date on which it can be exercised:

    N/A

19. Total amount paid (if any) for grant of the option:

    N/A

20. Description of shares or debentures involved (class and number):

    N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

    N/A

22. Total number of shares or debentures over which options held following notification:

    N/A

23. Any additional information:

    N/A

24. Name of contact and telephone for queries

    Angela Purtill, Assistant Company Secretary
    020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

20 April 2006

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Director/PDMR Shareholding
Released	10:36 26-Apr-06
Number	0102C

JM Johnson Matthey

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

   (i)

3. Name of person discharging managerial responsibilities/director:

   F K Sheffy

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of person named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   T Rowe Price Trust as the Trustee of the Johnson Matthey Salaried Employees Savings Investment Plan

8. State the nature of the transaction:

   Regular purchase of shares by the Trustee of the Johnson Matthey Salaried Employees

Savings Investment Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

18

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£14.73

14. Date and place of transaction:

21 April 2006, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

16. Date issuer informed of transaction:

25 April 2006

17. Date of grant:

18. Period during which or date on which it can be exercised:

19. Total amount paid (if any) for grant of the option:

20. Description of shares or debentures involved (class and number):

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

22. Total number of shares or debentures over which options held following notification:

23. Any additional information:

24. Name of contact and telephone for queries:

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

26 April 2006

END

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